SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	October	2011
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated October 7, 2011.

Document 1

For Immediate Release
October 7, 2011
RM: 15 – 11

Crystallex Updates Shareholders

TORONTO, ONTARIO, October 7, 2011 – Crystallex International Corporation (TSX: KRY) (OTCQB: CRYXF) (“Crystallex” or the “Company”) updated shareholders on several activities including the status of its ICSID case, the decision by the Ontario Court regarding the June 2011 Noteholder Action, the ongoing Debt Refinancing Initiative and a TSX Review and Letter to the Company.

ICSID Case
On October 5, 2011, Crystallex was advised by the International Centre for Settlement of Investment Disputes ("ICSID") that the Arbitral Tribunal for its claim against the Bolivarian Republic of Venezuela has been constituted and the formal proceedings have commenced.

Mr. Laurent Lévy, a Swiss and Brazilian national, has been appointed the President of the Tribunal. Mr. Lévy frequently serves as presiding arbitrator in investment arbitrations brought on the basis of bilateral or multilateral treaties (BITs, NAFTA, the Energy Charter Treaty, etc.) conducted under the ICSID Convention, UNCITRAL Arbitration Rules, or less frequently also under the Arbitration Institute of the Stockholm Chamber of Commerce, ICC and LCIA arbitration rules. The two other members of the Tribunal are Professor John Gotanda, a US national and the Dean of the Villanova University School of Law and Judge Florentino P. Feliciano, a national of the Philippines and a former Member and Chairman of the Appellate Body of the World Trade Organization.

Crystallex’s arbitration claim seeks the restitution by Venezuela of its investments including the Mine Operating Contract ("MOC"), and the issuance of the Permit, and compensation for interim losses suffered, or, alternatively full compensation for the value of its investment in an amount in excess of US$3.8 billion.

June 2011 Noteholder Action
In detailed reasons released on September 29, 2011, Justice Newbould dismissed the Noteholders’ claim for a declaration that a Project Change of Control had occurred, which would have entitled the Noteholders to redemption of their notes at 102% of face value.  Justice Newbould also awarded Crystallex its costs of the proceeding.  The Noteholders have 30 days to consider whether they wish to appeal Justice Newbould's decision to the Ontario Court of Appeal. Although the question of an appeal is never entirely free from doubt, Crystallex is of the opinion that if an appeal were launched, Justice Newbould's decision should be upheld.

Refinancing Initiative
Earlier this year the Company stated that it was launching a debt refinancing initiative in order to secure the necessary capital required to retire the existing US$100 million notes due December 23, 2011. The Company has been diligently advancing this initiative with Advisors and Counsel and expects to have more detailed information to report in the coming weeks.

TSX Review and Letter
On October 5, 2011, Crystallex received a letter from the Compliance & Disclosure Department of Toronto Stock Exchange (“TSX”) requesting that the Company provide information to the TSX regarding its current operating activities as part of a fact gathering process related to meeting the TSX’s continuous listing requirements.
The letter stated that if the TSX determines that the Company has discontinued a substantial portion of its business, the Company will be required to meet the original listing requirements (“OLRs”) of the TSX. The TSX may provide the Company with up to 120 days from the date of the letter, to meet the OLRs. If the Company fails to provide an acceptable plan to the TSX of how it intends to meet the OLRs in the short term, the TSX will initiate a delisting review.

The Company and Board of Directors are reviewing the Letter from the TSX and expect to respond to the request for information in a timely manner.

About Crystallex
Crystallex International Corporation is a Canadian based mining company, with a focus on acquiring, exploring, developing and operating mining projects. Crystallex has successfully operated an open pit mine in Uruguay and developed and operated three gold mines in Venezuela. The Company’s principal asset is its international claim in relation to its investment in the Las Cristinas gold project located in Bolivar State, Venezuela.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:  Certain statements included or incorporated by reference in this Press Release, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, political and foreign risk, uninsurable risks, competition, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” section of the Company’s MD&A. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Press Release and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date:	October 7, 2011	By:	/s/ Robert Crombie
			Name:	Robert Crombie
			Title:	President